Exhibit 99.1

Niu Technologies Announces Unaudited First Quarter 2025 Financial Results

-- First Quarter Revenues of RMB 682.0 million, increase 35.1% year over year

-- First Quarter Net Loss of RMB 38.8 million, compared to net loss of RMB 54.8 million in the same period of last year

BEIJING, China, May 19, 2025 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Revenues were RMB 682.0 million, an increase of 35.1% year over year
•	Gross margin was 17.3%, compared with 18.9% in the first quarter of 2024
•	Net loss was RMB 38.8 million, compared with net loss of RMB 54.8 million in the first quarter of 2024
•	Adjusted net loss (non-GAAP)[1] was RMB 31.4 million, compared with adjusted net loss of RMB 48.5 million in the first quarter of 2024

First Quarter 2025 Operating Highlights

•	The number of e-scooters sold was 203,313, up 57.4% year over year
•	The number of e-scooters sold in China was 183,065, up 66.2% year over year
•	The number of e-scooters sold in the international markets was 20,248, up 6.4% year over year
•	The number of franchised stores in China was 4,119 as of March 31, 2025
•	The number of distributors in our international sales network was 57, covering 53 countries as of March 31, 2025

Dr. Yan Li, Chief Executive Officer of the Company, remarked: “In China, we are advancing our intelligent product development strategy by integrating automotive-grade technologies such as millimeter-wave radar, dual-channel ABS, and AI Smart Ecosystem to enhance the user experience. Our retail network has continued to expand in-line with our expectations, with new stores opening during the quarter. This synergistic combination of product innovation and omni-channel growth is driving measurable increases in domestic sales and market penetration.”

Dr. Li continued, “Globally, the market is undergoing structural shifts, with U.S. trade policies experiencing increased volatility. However, we are leveraging innovation and agile infrastructure to mitigate geopolitical challenges, enabling sustainable global growth through proactive production adjustments.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

First Quarter 2025 Financial Results

Revenues reached RMB 682.0 million, representing a 35.1% increase year-over-year. This growth was mainly driven by a 57.4% increase in sales volume, partially offset by a 14.2% decrease in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2025 Q1	2024 Q1	% change YoY
E-scooter sales from China market	546.4	392.9	+39.1%
E-scooter sales from international markets	60.0	49.0	+22.4%
E-scooter sales, sub-total	606.4	441.9	+37.2%
Accessories, spare parts and services	75.6	62.8	+20.3%
Total	682.0	504.7	+35.1%

Revenues per e-scooter (in RMB)	2025 Q1	2024 Q1	% change YoY
E-scooter sales from China market[2]	2,985	3,568	-16.3%
E-scooter sales from international markets[2]	2,962	2,577	+14.9%
E-scooter sales	2,983	3,422	-12.8%
Accessories, spare parts and services[3]	371	486	-23.7%
Revenues per e-scooter	3,354	3,908	-14.2%

▪	E-scooter sales revenues from China market were RMB 546.4 million, an increase of 39.1% year-over-year, and represented 90.1% of total e-scooter revenues. The increase was mainly due to the increased sales volume, partially offset by decreased revenues per e-scooter in China market.
▪	E-scooter sales revenues from international markets were RMB 60.0 million, an increase of 22.4% year-over-year, and represented 9.9% of total e-scooter revenues. The increase was mainly due to the increased sales volume of electric motorcycle and moped with higher sales price in international markets.
▪	Accessories, spare parts sales and services revenues were RMB 75.6 million, an increase of 20.3% year-over-year, and represented 11.1% of total revenues. The increase was mainly due to an increase in accessories and spare parts sales in both China and international markets.
▪	Revenues per e-scooter was RMB 3,354, a decrease of 14.2% year-over-year, mainly due to decreased revenues per e-scooter in China market.

Cost of revenues was RMB 563.9 million, an increase of 37.8% year-over-year, in line with the growth trend of revenues. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,774, a decrease of 12.5% from RMB 3,169 in the first quarter of 2024. This decrease was mainly due to changes in product mix, along with the cost-reduction impact in China market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 17.3%, compared with 18.9% in the same period of 2024. The decrease was mainly attributable to the international market, including changes in the product mix of kick-scooters, higher freight costs and tariffs, and inventory write-downs. This was partially offset by increased gross margin in China market, reflecting the positive impact of cost-reduction initiatives.

Operating expenses were RMB 165.1 million, a slight increase of 0.1% year over year. Operating expenses as a percentage of revenues was 24.2%, compared with 32.7% in the first quarter of 2024.

▪	Selling and marketing expenses were RMB 114.6 million (including RMB 1.7 million of share-based compensation), an increase of 8.8% from RMB 105.3 million in the first quarter of 2024, mainly due to the increase of RMB 6.7 million in staff cost, RMB 6.6 million in advertising and promotion activities and RMB 5.4 million in rental expenses, partially offset by the decrease of RMB 10.2 million in depreciation and amortization. Selling and marketing expenses as a percentage of revenues was 16.8%, compared with 20.9% in the first quarter of 2024.

▪	Research and development expenses were RMB 29.8 million (including RMB 2.6 million of share-based compensation), an increase of 3.0% from RMB 28.9 million in the first quarter of 2024, mainly due to an increase of RMB 0.9 million in design and testing expenses. Research and development expenses as a percentage of revenues was 4.4%, compared with 5.7% in the first quarter of 2024.

▪	General and administrative expenses were RMB 20.7 million (including RMB 2.9 million of share-based compensation), a decrease of 32.5% from RMB 30.6 million in the first quarter of 2024, mainly due to an increase in foreign exchange gain of RMB 10.8 million. General and administrative expenses as a percentage of revenues was 3.0%, compared with 6.1% in the first quarter of 2024.

Operating expenses excluding share-based compensation were RMB 157.8 million, a slight decrease of 0.7% year over year, and represented 23.1% of revenues, compared with 31.5% in the first quarter of 2024.

▪	Selling and marketing expenses excluding share-based compensation were RMB 112.9 million, an increase of 9.3% year over year, and represented 16.6% of revenues, compared with 20.5% in the first quarter of 2024.

▪	Research and development expenses excluding share-based compensation were RMB 27.2 million, a decrease of 1.1% year over year, and represented 4.0% of revenues, compared with 5.4% in the first quarter of 2024.

▪	General and administrative expenses excluding share-based compensation were RMB 17.7 million, a decrease of 36.9% year over year, and represented 2.6% of revenues, compared with 5.6% in the first quarter of 2024.

Share-based compensation was RMB 7.5 million, compared with RMB 6.3 million in the same period of 2024.

Income tax benefit was RMB 2.2 million, compared with income tax benefit of RMB 6.2 million in the same period of 2024.

Net loss was RMB 38.8 million, compared with net loss of RMB 54.8 million in the first quarter of 2024. The net loss margin was 5.7%, compared with net loss margin of 10.9% in the same period of 2024.

Adjusted net loss (non-GAAP) was RMB 31.4 million, compared with an adjusted net loss of RMB 48.5 million in the first quarter of 2024. The adjusted net loss margin4 was 4.6%, compared with an adjusted net loss margin of 9.6% in the same period of 2024.

Basic and diluted net loss per ADS were both RMB 0.49 (US$ 0.07).

Balance Sheet

As of March 31, 2025, the Company had cash and cash equivalents and term deposits of RMB 747.2 million in aggregate. The Company had restricted cash of RMB 215.3 million and short-term bank borrowings of RMB 220.0 million.

Business Outlook

NIU expects revenues of the second quarter 2025 to be in the range of RMB 1,317 million to RMB 1,411 million, representing a year-over-year increase of 40% to 50%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, May 19, 2025 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its first quarter 2025 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies First Quarter 2025 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI5022a0ed839a413e97e2f9706a242baa

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2567 to US$ 1.00, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	630,021,303	540,498,601	74,482,699
Term deposits	274,351,895	206,727,395	28,487,797
Restricted cash	216,395,796	215,346,000	29,675,472
Accounts receivable, net	131,921,419	106,776,556	14,714,203
Inventories	649,177,719	699,910,793	96,450,286
Prepayments and other current assets	267,938,339	284,877,375	39,257,152
Total current assets	2,169,806,471	2,054,136,720	283,067,609

Non-current assets
Property, plant and equipment, net	320,013,632	321,552,253	44,311,085
Intangible assets, net	1,043,801	977,327	134,679
Operating lease right-of-use assets	71,223,350	77,974,502	10,745,174
Deferred income tax assets	31,752,254	35,058,531	4,831,195
Other non-current assets	19,318,659	18,073,296	2,490,567
Total non-current assets	443,351,696	453,635,909	62,512,700

Total assets	2,613,158,167	2,507,772,629	345,580,309

LIABILITIES
Current liabilities
Short-term bank borrowings	200,000,000	220,000,000	30,316,811
Notes payable	294,348,768	360,000,000	49,609,327
Accounts payable	869,015,140	666,371,989	91,828,516
Income taxes payable	1,071,914	1,068,282	147,213
Advances from customers	35,892,860	67,601,763	9,315,772
Deferred revenue-current	50,247,103	48,612,166	6,698,936
Accrued expenses and other current liabilities	201,356,008	211,991,617	29,213,224
Total current liabilities	1,651,931,793	1,575,645,817	217,129,799

Deferred revenue-non-current	16,886,859	16,680,569	2,298,644
Deferred income tax liabilities	3,269,464	3,742,268	515,698
Operating lease liabilities	89,990	5,166,024	711,897
Other non-current liabilities	9,697,841	9,562,922	1,317,806
Total non-current liabilities	29,944,154	35,151,783	4,844,045

Total liabilities	1,681,875,947	1,610,797,600	221,973,844

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,549	90,749	12,506
Class B ordinary shares	10,316	10,316	1,422
Additional paid-in capital	1,988,638,160	1,996,170,699	275,079,678
Accumulated other comprehensive loss	(3,129,362)	(6,124,572)	(843,989)
Accumulated deficit	(1,054,327,443)	(1,093,172,163)	(150,643,152)
Total shareholders’ equity	931,282,220	896,975,029	123,606,465

Total liabilities and shareholders’ equity	2,613,158,167	2,507,772,629	345,580,309

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
Revenues	504,734,575	681,988,452	93,980,522
Cost of revenues(a)	(409,184,315)	(563,907,241)	(77,708,496)
Gross profit	95,550,260	118,081,211	16,272,026

Operating expenses:
Selling and marketing expenses(a)	(105,333,173)	(114,597,915)	(15,792,015)
Research and development expenses(a)	(28,930,975)	(29,801,606)	(4,106,771)
General and administrative expenses(a)	(30,612,959)	(20,650,614)	(2,845,731)
Total operating expenses	(164,877,107)	(165,050,135)	(22,744,517)
Government grants	3,756	386,890	53,315
Operating loss	(69,323,091)	(46,582,034)	(6,419,176)

Interest expenses	(966,400)	(1,411,322)	(194,485)
Interest income	9,254,711	6,893,472	949,946
Investment income	-	7,780	1,072
Loss before income taxes	(61,034,780)	(41,092,104)	(5,662,643)
Income tax benefit	6,237,167	2,247,384	309,698
Net loss	(54,797,613)	(38,844,720)	(5,352,945)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	506,493	(2,995,210)	(412,751)
Comprehensive loss	(54,291,120)	(41,839,930)	(5,765,696)
Net loss per ordinary share
—Basic	(0.35)	(0.24)	(0.03)
—Diluted	(0.35)	(0.24)	(0.03)
Net loss per ADS
—Basic	(0.69)	(0.49)	(0.07)
—Diluted	(0.69)	(0.49)	(0.07)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	157,713,699	159,329,261	159,329,261
—Diluted	157,713,699	159,329,261	159,329,261
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	78,856,850	79,664,631	79,664,631
—Diluted	78,856,850	79,664,631	79,664,631

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
Cost of revenues	303,535	253,508	34,934
Selling and marketing expenses	2,010,112	1,662,077	229,040
Research and development expenses	1,441,278	2,626,530	361,946
General and administrative expenses	2,555,850	2,947,992	406,244
Total share-based compensation expenses	6,310,775	7,490,107	1,032,164

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss	(54,797,613)	(38,844,720)	(5,352,945)
Add:
Share-based compensation expenses	6,310,775	7,490,107	1,032,164
Adjusted net loss	(48,486,838)	(31,354,613)	(4,320,781)